AbbVie Inc (ABBV)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

ABBV Shareholder

Important to Vote for Both Simple Majority Vote Proposals, Proposals 5 and 6

The reason to vote for both Simple Majority Vote Proposals is that Proposal 5 is a binding proposal that requires 80% approval of all ABBV shares outstanding. There is the risk that since a significant number of ABBV shareholders do not vote that, in spite of overwhelming approval from the ABBV shares that do vote, Proposal 5 will likely fail because the ABBV Board of Directors will likely make little effort to get more ABBV shareholders to vote which is critical for shareholder approval.

That is where Proposal 6 comes in. Proposal 6 is an advisory proposal on the same topic as Proposal 5. Since Proposal 6 is an advisory proposal it only needs 50.1% approval from the ABBV shares that vote.

Thus if Proposal 5 obtains a 79% vote and fails while Proposal 6 gets at least a 50.1% vote – there will be one successful 2024 vote on this important topic. It is important to obtain approval votes for Proposal 6 as a backup for the likely failure of Proposal 5. If Proposal 6 is approved while Proposal 5 fails, then the ABBV Board of Directors will get the message to try harder in 2025 to get more votes for Proposal 5.

Proposal 5 will help improve ABBV shareholder rights. ABBV recently scored a dismal 9 in shareholder rights with 10 being the worse possible score. If improved shareholder rights increase the market capitalization of ABBV by one-fourth of 1% it would result in a $600 million increase in the market capitalization of ABBV.

Thus if ABBV spends a 6-figure sum to encourage more shareholders to vote in order to obtain the required 80%-approval of all shares outstanding, it would result in an astounding 6,000% return ($600 million) on the investment of the 6-figure sum.

The Simple Majority Vote Proposal is so important to the corporate governess health of ABBV that it deserves to be on the ABBV ballot for the next 10-years if need be. The ABBV Board should spend at least a 6-figure sum in 2024 to encourage the necessary number of shareholders to vote their approval and thus save the expense of this proposal topic being on the ABBV ballot for the next 10-years.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.